Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”).

Unless the context requires otherwise, the terms “CollPlant,” “we,” “us,” “our,” “the Company,” and similar designations refer to CollPlant Biotechnologies Ltd. and its wholly owned subsidiary CollPlant Ltd. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of CollPlant.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “ordinary shares” are to our ordinary shares, par value NIS 1.50 per share. Our financial statements are prepared and presented in accordance with U.S. GAAP. Prior to 2019, we prepared our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In 2019, we decided to adopt U.S. GAAP since our business activity is primarily in the U.S. as well as our activity in the U.S. capital markets. Our historical results do not necessarily indicate our expected results for any future periods.

Forward-Looking Statements

Certain information included in this discussion may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses, our ability to continue as a going concern, our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on our rhCollagen based BioInk and products for medical aesthetics;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of our rhCollagen based products, in 3D Biopriting medical aesthetics;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political, and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

● ●	litigation and regulatory proceedings; the impact of coronavirus on our operations; and

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the following discussion which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in the following discussion are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in the following discussion. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We are a regenerative and aesthetic medicine company focused on three-dimensional (“3D”) bioprinting of tissues and organs, and medical aesthetics. Our products and product candidates are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology.

Our products and product candidates address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, we entered into a license agreement with LB, a public benefit corporation and wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which CollPlant and LB are collaborating in 3D bio-printing development of engineered lungs or lung substitutes, and LB is using our BioInks in order to manufacture 3D bioprinted lungs for transplant in humans.

In January 2020, we also entered into a Joint Development Agreement with 3D Systems, pursuant to which we and 3D Systems agreed to jointly develop tissue and scaffold bioprinting processes for third party collaborators. As part of the Joint Development Agreement, we and 3D Systems plan to advance and accelerate tissue and scaffold bioprinting by delivering an integrated 3D bioprinter and BioInks solution to third parties. Our industry collaboration also includes the ARMI and ReMDO.

We believe our technology is the only commercially viable technology available for the production of genetically engineered, or recombinant, human collagen. We believe that our rhCollagen, though laboratory-derived, is identical to the type I collagen produced by the human body, has significant advantages compared to currently marketed tissue-derived collagens, including improved biological function, high homogeneity, and reduced risk of immune response. We believe the attributes of our rhCollagen make it suitable for numerous tissue repair applications throughout the human body. We believe that the annual market size for our BioInk, and our medical aesthetics product candidates including dermal filler, exceeded $10 billion in 2019, and is estimated to reach $17 billion in 2025.

Our rhCollagen has superior biological function when compared to any tissue-derived collagens, whether from animal or human tissues, according to data published in peer-reviewed scientific publications. Our rhCollagen can be fabricated in different forms and shapes including gels, pastes, sponges, sheets, membranes, fibers, and thin coats, all of which have been tested in vitro and in animal models and proven superior to tissue-derived products. We have demonstrated that, due to its homogeneity, rhCollagen can produce fibers and membranes with high molecular order, meaning there is high molecular alignment, which enables the formation of tissue repair products with distinctive physical properties. We produce our rhCollagen from genetically engineered tobacco plants, assuring a relatively abundant supply of high quality raw materials.

We are currently focusing on the following two rhCollagen-based family products lines:

●	CollPlant rhCollagen-based BioInk for use in the 3D printing of tissues and organs. Our flagship BioInk product line provides an ideal building block for three dimensional bioprinting of tissues and organs. The BioInk is being developed to enable the printing of three-dimensional scaffolds combined with human cells and/or growth factors as a basis for tissue or organ formation. In addition to collagen, CollPlant’s BioInk formulations can include other proteins and/or polymers as well. Our BioInk is being developed to be compatible with numerous 3D bioprinting technologies and with printed organ characteristics. In October 2018, we entered into the United License Agreement pursuant to which CollPlant and LB are collaborating in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk. In January 2020, we announced a Joint Development Agreement with 3D Systems Corporation, pursuant to which CollPlant and 3D Systems Corporation agreed to jointly develop tissue and scaffold bioprinting processes for third party collaborators.

●	Aesthetic medicine product line including a dermal filler and breast implants. Our rhCollagen offers a portfolio of opportunities in the field of regenerative aesthetics, owing to its ideal structure and non-immunogenic properties that provide, what we believe is the optimal scaffold to attract cells and promote tissue regeneration. We are developing a photocurable regenerative dermal filler combining hyaluronic acid with our tissue regenerating rhCollagen which is designed to address the need for more innovative aesthetic products to treat wrinkles. In addition, we are developing injectable and 3D bioprinted breast implants for regeneration of breast tissue comprised of rhCollagen and additional materials. In parallel, we are advancing collaborations with leading companies in the field of medical aesthetics with the goal of positioning CollPlant as a major player in the medical aesthetics market. We are currently exploring strategic collaboration opportunities for these products.

We also currently market two of our products in Europe: VergenixSTR, a soft tissue matrix, intended to accelerate treatment of tendinopathy, and VergenixFG, a wound healing flowable gel, intended to enhance the quality and speed of closure of deep surgical incisions and wounds.

Impact of COVID-19 on our Operations

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety and all employees have been instructed on and encouraged to practice best social distancing behaviors. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

Financial Operations Overview

Revenue

Our ability to generate significant revenues will depend on the successful commercialization of our rhCollagen-based BioInk for 3D bioprinting of organs and tissues, dermal fillers for aesthetics, VergenixSTR and VergenixFG. In the six months ended June 30, 2020, we generated revenues of $1.4 million mainly from the sale of BioInk for 3D bioprinting and rhCollagen for medical aesthetics, in the United States.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our rhCollagen based developed products. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories;

●	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting, and advisory services;

●	supply, development, and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and insurance, net of expenses capitalized to inventory; and

●	costs associated with preclinical and clinical activities.

Research and development activities are the primary focus of our business. Products in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to be significant in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our products.

Our total research and development expenses, net, for the six months ended June 30, 2020 were $1.8 million. To date, we have charged all research and development expenses to operations as they are incurred.

There are numerous factors associated with the successful commercialization of any of our products, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans.

Participation in Research and Development Expenses

Our research and development expenses are net of the following participations by third parties.

Participation by the Israel Innovation Authority. We have received grants from the Israeli Innovation Authority (“IIA”), as part of the research and development programs for our rhCollagen technology and our products. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744 1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744 1984) (“Innovation Law”), and the regulations promulgated thereunder. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VergenixSTR and VergenixFG. Under the Innovation Law and related regulations, royalties of 3% - 6% on the income generated from sales of products and from related services developed in whole or in part under IIA programs are payable to the IIA, up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA as of June 30, 2020 totaled approximately $10.1 million. As of June 30, 2020, we paid royalties to the IIA in the amount of $1.5 million.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the IIA grants that we have received is detailed in the Annual Report on Form 20-F as of and for the year ended December 31, 2019.

General, Administrative, and Marketing Expenses

Our general and administrative expenses consist principally of:

●	employee-related expenses, including salaries, benefits, and related expenses, including equity-based compensation expenses;

●	legal and professional fees for auditors and other consulting expenses not related to research and development activities;

●	cost of offices, communication, and office expenses;

●	information technology expenses; and

●	business development and marketing activities.

We expect that our general, administrative, and marketing expenses will increase in the future as our business expands and we incur additional general and administrative costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act and rules promulgated by the SEC. These public company-related increases will likely include costs of additional personnel, additional legal fees, audit fees, directors’ liability insurance premiums, and costs related to investor relations. We also expect that our marketing expenses will increase, as we will incur additional marketing costs associated with the commencement of sales, when and if our products are approved.

Financial Income/Financial Expense

Financial income includes interest income regarding short-term deposits and re-evaluation of financial instruments. Financial expense consists of bank commissions.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2019, we have incurred operating losses of approximately $4.5 million for CollPlant Biotechnologies Ltd. and $50.3 million for CollPlant Ltd. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Investment Law, and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

Operating Results

The following table sets forth a summary of our operating results:

	Six months ended June 30		Three months ended June 30
	2020	2019	2020	2019
	USD in thousands, except per share data

Revenue from product sales	1,228	1,048	713	606
Revenue from service	204	152	110	-
Total Revenue	1,432	1,200	823	606
Cost of Revenue	1,223	883	748	463
Gross Profit	209	317	75	143

Operating expenses:
Research and development expenses, net:	1,812	1,856	1,002	1,084
General, administrative and marketing expenses	2,017	1,749	986	820
Total operating expenses:	3,829	3,605	1,988	1,904
Operating loss	3,620	3,288	1,913	1,761
Financial income (expenses), net	48	(200)	(58)	513
Loss for the period	3,572	3,488	1,971	1,248
Basic and diluted loss per ordinary share	0.52	0.75	0.28	0.27

Three months ended June 30, 2020, compared to three months ended June 30, 2019

Revenues

We generated revenues mainly from the sale of BioInk for 3D bioprinting of tissues and organs, and rhCollagen for medical aesthetics, in the three months ended June 30, 2020 of approximately $0.8 million, compared to $0.6 million for the three months ended June 30, 2019. The increase in sales was derived from an increase in development activities with our BioInk and rhCollagen for 3D bioprinting of human organs, and development of dermal fillers for medical aesthetics. The Company is generating revenues from the development under the United License Agreement, which we entered into with LB in October 2018 (the “United License Agreement”), pursuant to which we and LB agreed to collaborate in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk.

Cost of revenue

We incurred cost of revenue in the amount of $748,000 in the three months ended June 30, 2020, compared to $463,000 in the three months ended June 30, 2019. The increase is primarily related to differences in the mix of products sold, different profitability and the different capacity of production in the reported periods presented.

Research and Development Expenses, Net

We incurred research and development expenses, net, amounting to $1.0 million in the three months ended June 30, 2020, which reflects a slight decrease from $1.1 million in the three months ended June 30, 2019.

General, Administrative and Marketing Expenses

We incurred general, administrative, and marketing expenses of $1.0 million in the three months ended June 30, 2020, compared to $0.8 million in the three months ended June 30, 2019. The increase in expenses primarily related to non-cash share based compensation and insurance expenses.

Financial Income (Expenses), Net

Financial income (expenses), net, reflected an expense of $58,000 in the three months ended June 30, 2020, compared to an income of $513,000 for the three months ended June 30, 2019. The financial expense in the three months ended June 30, 2020 was mainly from exchange rate differences, as compared to the financial income in the same period in 2019 which was mainly due to non-cash re-evaluation of our warrants.

Six months ended June 30, 2020, compared to six months ended June 30, 2019

Revenues

We generated revenues from sale of BioInk, rhCollagen and Vergenix products in the six months ended June 30, 2020 of approximately $1.4 million, compared to $1.2 million for the six months ended June 30, 2019. The increase in sales in the amount of $0.2 million was derived from an increase in development activities with our BioInk and rhCollagen for 3D bioprinting of human organs, and development of dermal fillers for medical aesthetics. The Company is generating revenues from the development under the United License Agreement, which we entered into with LB in October 2018 (the “United License Agreement”), pursuant to which we and LB agreed to collaborate in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk.

Cost of revenue

We incurred cost of revenue in the amount of $1.2 million in the six months ended June 30, 2020, compared to $883,000 in the six months ended June 30, 2019. The increase is primarily related to differences in the mix of products sold, different profitability and the different capacity of production in the reported periods presented.

Research and Development Expenses, Net

We incurred research and development expenses, net, in the amount of $1.8 million in the six months ended June 30, 2020, compared to $1.9 million in the six months ended June 30, 2019. The slight decrease in expenses reflects minor changes in development activity programs.

General, Administrative and Marketing Expenses

We incurred general, administrative, and marketing expenses of $2.0 million in the six months ended June 30, 2020, compared to $1.7 million in the six months ended June 30, 2019. The net increase in expenses was primarily related to non-cash share based compensation.

Financial Income (Expenses), Net

Financial income totaled $48,000 in the six months ended June 30, 2020, compared to financial expense of $200,000 for the six months ended June 30, 2019. Financial income in the six months ended June 30, 2020 derives from remeasurement of derivatives in the amount of $26,000. Financial expenses in the six months ended June 30, 2019 were mainly from exchange rate differences effecting operating lease liabilities, warrants and derivatives classified as liabilities in the amount of $242,000, net of financial income from remeasurement of financial instruments in the amount $48,000

Significant Accounting Estimates and Judgments

For information with respect to significant accounting estimates and judgments, see the discussion under the heading “Significant Accounting Estimates and Judgments” in our Annual Report.

 Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see the discussion under the heading “Recent Accounting Pronouncements” in our Annual Report.

Liquidity and Capital Resources

To date, we have financed our operations primarily with revenues from sales of our products and licensing of our technology, as well as from net proceeds from private placements. Prior to February 2017, we financed our operations primarily from public offerings of our securities on the TASE, participation of business partners in product development collaborations, and government grants from the IIA.

Our recurring operating losses, negative cash flows and current cash position have raised substantial doubt regarding our ability to continue as a going concern. Our financial statements include a note describing the conditions which raise this substantial doubt. As a result, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2019 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations from collaborations with global leading companies in medical aesthetics and 3D bioprinting of organs and tissues, commercialization of our products, capital inflows from strategic partnerships and may include raising capital through the sale of additional equity securities. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. In addition, the COVID-19 pandemic has significantly disrupted global financial markets, and may limit our ability to access capital, which could in the future negatively affect our liquidity. If we are not successful in achieving funds from our business collaborations and sales of our products, or raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We believe that, based on our current business plan, our existing cash and cash equivalents will be able to maintain our current planned development, manufacturing and marketing activities and the corresponding level of expenditures into the first quarter of 2021. This has led management to conclude that substantial doubt about our ability to continue as a going concern exists. As of June 30, 2020, we had $3.7 million in cash and cash equivalents In the event we are unable to raise additional capital during or before the end of the first quarter of 2021, we will not have sufficient cash flows and liquidity to finance our business operations as currently contemplated. Accordingly, in such circumstances we would be compelled to immediately reduce general and administrative expenses and delay research and development projects and preclinical trials, until we are able to obtain sufficient financing. If such sufficient financing is not received timely, we would then need to pursue a plan to license or sell our assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection.

February 2020 Private Placement

On February 13, 2020, we entered into a Securities Purchase Agreement with U.S. accredited investors who have years of deep experience in medical and 3D printing, for the purchase and sale, by way of a non-brokered private placement, of 445,000 ADSs representing 445,000 ordinary shares of the Company at a price of $10.00 per ADS. The offering was completed on March 6, 2020.

Cash Flows

Net Cash Used in Operating Activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income for non-cash items include depreciation and amortization and share-based compensation.

Net cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items include depreciation and amortization, equity-based compensation and exchange differences on cash and cash equivalents. This cash flow mainly reflects the cash needed for funding the products and pipeline products development and management costs of the Company during the applicable periods.

Net cash used in operating activities in the six months ended June 30, 2020 totaled $4.3 million and consisted primarily of (i) a net loss of $3.6 million, adjusted for non-cash items including depreciation of $0.3 million, and shared-based compensation of $0.8 million, and (ii) a net change in operating assets and liabilities of $1.8 million, which are mainly attributable to a decrease of $0.6 million in differed revenues from the United License Agreement, an increase of $0.5 million in other receivables related to prepaid insurance expenses, and a decrease of $0.6 million in trade payables and accrued liabilities.

Net cash used in operating activities in the six months ended June 30, 2019 totaled $2.7 million and consisted primarily of (i) a net loss of $3.5 million, adjusted for non-cash items including depreciation of $0.2 million, shared-based compensation of $0.6 million and $0.3 million change of operating lease accounts, and (ii) a net change in operating assets and liabilities of $0.4 million, which are mainly attributable to a decrease in differed revenues from the United License Agreement.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.2 million during the six months ended June 30, 2020 and $1.0 million during the six months ended June 30, 2019. The decrease relates mainly to costs incurred in the establishment in 2019 of our new R&D and headquarters facilities in Rehovot, Israel, that serves us for development of our product pipeline, including BioInks for 3D bioprinting of tissues and organs, and dermal fillers and breast implants for medical aesthetics markets.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $4.5 million for the six months ended June 30, 2020, compared to net cash used in financing activities of $18,000 in the six months ended June 30, 2019. The cash provided in 2020 is mainly from $4.4 million cash proceeds, from the sale of ADSs in a private placement in February 2020.

Cash and Funding Sources

The table below summarizes our sources of funding for the six months ended June 30, 2020:

	Issuance of Ordinary Shares	Total
	(USD in thousands)
Six months ended June 30, 2020	4,500	4,500

Funding Requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditures into the first quarter of 2021. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the number of potential new products we identify and decide to develop;

●	the progress, timing, and completion of preclinical testing and clinical trials in the U.S. for tissues and organs which are based on our BioInk, medical aesthetics, and any future pipeline product;

●	selling and marketing activities undertaken in connection with the commercialization of our products;

●	the costs of upscaling our manufacturing capabilities;

●	costs involved in the development of distribution channels, and for an effective sales and marketing organization, for the commercialization of our products in Europe;

●	the time and costs involved in obtaining regulatory approvals and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these products; and

●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties; and

●	the impact of coronavirus on our operations.

For more information as to the risks associated with our future funding needs, see “Item 3.D. Risk Factors—We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations” in our Annual Report.

Trend Information

We are in a development stage with regard to different 3D BioInks and medical aesthetics products, and are in early stages of commercialization of our BioInks for customers that develop technologies for 3D bio-printing of tissues and organs and the medical aesthetics market. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are included under the heading “Operating and Financial Review and Prospects” in our Annual Report and in this discussion..

Off-balance Sheet Arrangements

As of June 30, 2020, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Contractual Obligations

There were no material changes outside of the ordinary course of business in our contractual obligations as of June 30, 2020, from those as of December 31, 2019 as reported in our Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on April 1, 2020.

Our balance sheet liabilities do not include all of the obligations regarding royalties that we are obligated to pay to the IIA based on future sales of our products. The maximum royalty amount plus interest that would be payable by us is approximately $9.7 million (assuming 100% of the royalties are payable). This liability is contingent upon sales of our rhCollagen-based products.